

Mail Stop 3233

October 28, 2016

Via E-mail
Clayton Carter
Chief Financial Officer
12001 N Central Expressway
Suite 825
Dallas, TX 75243

> **Re:** **GEX Management, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 7, 2016**
> **File No. 333-213470**

Dear Mr. Carter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2016 letter.

Prospectus Summary, page 1

1.   We note your response to our prior comment 4. We continue to note your disclosure that your officers, directors and their affiliates will be able to purchase up to 25% of the common stock in this offering. In the event your officers, directors and their affiliates decide to purchase shares, please clarify whether such purchases would count toward the minimum offering amount.

2.   We note your response to our prior comment 5. Please revise your disclosure to reference your auditor's report which states that there is a substantial doubt about your ability to continue as a going concern.

Risk Factors, page 2

3.   We note your response to our prior comment 6. Please cite the specific legal basis, such as applicable state law, for your assertion that, "The funds are not at risk from creditors, because the funds will not be deposited and negotiated until the minimum amount is reached. Until the checks are deposited and negotiated they will legally be the property of the payor." Alternatively, please add risk factor disclosure to discuss the risks of not having an escrow agreement or any other agreement regarding the custody of the initial funds raised and addressing the risk that your creditors may have access to the funds in the company's safe and consequently the funds would not be available for refund to subscribers if the minimum is not sold in the offering.

Dependence on One or a Few Major Customers, page 14

4.   We note your response to our prior comment 8 in which you have revised your disclosure to state that the Company provides back office services to P413 and Vicar, entities in which your Chief Executive Officer has an ownership stake. We further note your revised disclosure on page 14 that your four largest customers make up approximately 91% of your net revenue as of June 30, 2016. To the extent applicable, please revise to clarify whether any of your four largest customers are affiliates of any of your senior executives.

Interest of Management and Others in Certain Transactions, page 17

5.   Please revise to disclose the dates on which the loans from Carl Dorvil and P413 must be repaid.

Note 1. Summary of Significant Accounting Policies, page F-14

Revenue Recognition, page F-14

6.   We note your response to comment 20. It is unclear which paragraphs of ASC 605-25 you have relied upon to support your "modified proportional performance" revenue recognition policy. Please provide a more specific reference including the related sub-paragraph.

7.   Your response to comment 20 indicates that to date you have only recognized revenue using the straight-line method. Please clarify whether it is your current policy to only use the straight-line method or if your policy allows for changes in method based on specific contracts. If the latter, specify the circumstances that would result in the use of a particular method.

Note 2. Accounts Receivable and Concentrations of Credit Risk, page F-16

8.   We note your response to comment 22 and the disclosure on page F-7. It appears that at
        least $202,582, or 72%, of the June 30, 2016 combined accounts receivable balances
        remains outstanding, all of which relates to your five largest customers at that date. This
        amount is approximately 61% of your total assets at that date. You believe that the
        payments received to date indicate that credit risk is minimal. However, it has been more
        than 90 days since the end of the period and the majority of the amounts due remain
        outstanding. Please tell us whether there are any special payment terms for these
        receivables and whether such a long collection period is typical for your business. Also,
        it is unclear, regardless of credit risk, how you determined that there is no investment risk
        due to the significant asset concentration. Please clarify.

        You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone,
Senior Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the
financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202)
551-6431 or me at (202) 551-3758 with any other questions.

                                        Sincerely,

                                        /s/ Sandra B. Hunter

                                        Sandra B. Hunter
                                        Staff Attorney
                                        Office of Real Estate and
                                        Commodities

cc: Taylor V. Wilson, esq.
        Via E-mail